December 30, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Access One Trust (the “Trust”)

(File Nos. 333-119022 and 811-21634

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the Trust pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post Effective Amendment No. 20 under the Securities Act and Amendment No. 23 under the 1940 Act (the “Amendment”) to the Trust’s registration statement on Form N-1A.

This filing is being made to: (i) reflect the amendments made to Form N-1A by the Securities and Exchange Commission and (ii) make other updates and revisions. The Trust elects to file its updated financial information by post-effective amendment pursuant to Rule 485(b) prior to the effective date of this Amendment.

Please contact me at (240) 497-6495 if you have any questions or comments regarding this filing.

Sincerely,

/s/Barry Pershkow

Barry Pershkow

Vice President and Counsel